DLA Piper LLP (US) 1251 Avenue of the Americas, 27th Floor New York, New York 10020-1104 www.dlapiper.com
Marjorie Sybul Adams marjorie.adams@dlapiper.com T 212.335.4517 F 212.884.8517

May 12, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance – Office of Global Security Risk
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention:	Ms. Cecilia Blye
Mr. Pradip Bhaumik
Mr. Todd Schiffman

Re:	Net 1 UEPS Technologies, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2008
Filed August 28, 2008
File Number 0-31203

Ladies and Gentlemen:

     On behalf of Net 1 UEPS Technologies, Inc. (the “Company”), we respectfully submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 16, 2009, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2008 (File Number 0-31203) filed with the Commission on August 28, 2008 (the “Form 10-K”).

     In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response thereto.

General

1. It appears from your response to our prior comment 1 that your majority-owned subsidiary, BGS Smartcard Systems AG, has existing contracts with Bank Sarmayeh and Sinasoft Co., which are Iranian entities. Please discuss the materiality of any contacts with Iran, direct or indirect, which you have described in your response letter, and explain whether those contacts would constitute a material investment risk for your security holders.

You should address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or other initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have business contacts with Iran.

May 12, 2009
Page Two

RESPONSE TO COMMENT 1

We have been advised by the Company as follows:

The Company believes that its independent foreign subsidiary’s contacts with Iran are not material, on both a quantitative and qualitative basis, and that these limited contacts with Iran do not constitute a material investment risk for its security holders. As previously noted to the Staff, the Company’s only contacts with Iran exist solely through its 80.1% majority-owned foreign subsidiary, BGS Smartcard Systems AG (“BGS”), which it acquired on August 27, 2008. BGS had two pre-existing contracts with Iranian entities, a Sales Contract, dated August 2, 2007 (the “Sales Contract”), with Bank Sarmayeh and a Distribution Agreement, dated January 10, 2008 (the “Distribution Agreement”), with Sinasoft Co.

The Sales Contract called for total payments to BGS of EUR 5.1 million. Final installation and system acceptance was completed on August 3, 2008, prior to the Company’s acquisition of BGS. As of March 31, 2009, BGS has invoiced EUR 2.7 million due under the Sales Contract (and received approximately EUR 3.1 million including deposits), leaving a total of only EUR 2.4 million to be invoiced, and has not yet delivered to Bank Sarmayeh any of the 600,000 additional smart cards it was required to deliver after closing. Other than the delivery of the 600,000 smart cards, BGS’ only requirements under the Sales Contract are the provision of services for 12 months and free license upgrades for three years from system acceptance, the performance of its warranty obligations and the delivery of an unlimited number of cards without payment of any run time licenses. BGS is not paid for the performance of these warranty services. Bank Sarmayeh was unwilling to release BGS from its warranty obligations so BGS informed the Company that BGS would be required to fulfill its obligations under the Sales Contract. For the fiscal year ended June 30, 2008, the Company’s revenues were $254 million. Therefore, the total revenue that BGS could earn under the Sales Contract represents less than 3% of the Company’s fiscal year 2008 revenues, approximately 53% of which were earned prior to the Company’s acquisition of BGS.

Pursuant to the Distribution Agreement, Sinasoft is the exclusive distributor in Iran for BGS’ hardware and DUET software, certification, post-integration technical service/support and training of specialists. BGS has not generated any additional revenue or cash flows, or conducted any new business in Iran since the closing of the acquisition, except in connection with its prior obligations under the Sales Contract and the Distribution Agreement. When the work under the pre-existing contracts is completed, no new work is contemplated nor will it be sought by BGS.

BGS is an entity that is independent from the Company in its day-to-day operations and decision-making process. BGS, as an Austrian stock corporation, has a two-tier board system with an executive management board (the equivalent of the executive officers under Austrian law) and a non-executive supervisory board (which under Austrian law could be compared to a board of non-executive directors). The management board is made up only of non-U.S. persons, who were officers of BGS’ management board and who had no relationship with the Company prior to the closing. BGS’ supervisory board, which includes the Company’s chief executive officer and chief financial officer, does not have any instruction power over the operations of BGS as the executive management of BGS is the sole responsibility of the management board. The management board shall not increase or expand its contacts with Iran, but rather will only oversee the remaining performance obligations under the Sales Contract and the Distribution Agreement. Other than the BGS management board, no officer, director or manager of the Company has played any role in the remaining business in Iran.

May 12, 2009
Page Three

Based on the factors discussed above, including its segregation of any contacts with Iran from the Company itself, the Company believes that it is in compliance with all applicable laws, rules and regulations, including those administered by the U.S. Office of Foreign Assets Control (“OFAC”).

The Company notes the Staff’s comment that a number of states have taken a variety of positions with respect to investments in companies having business interests in certain countries, including Iran. The rules and positions adopted or under consideration by these states are not uniform. In a number of cases, the applicable rules list various factors that decision makers should or may consider in making their investment decisions, including the nature of the business being conducted by the relevant issuer and whether the issuer is in compliance with laws and regulations administered by OFAC. The Company believes that it is in compliance with all applicable laws, rules and regulations, including those administered by OFAC, and that its two remaining limited contracts with Iran are not material, on both a qualitative and quantitative basis. Thus, the Company does not believe that there is a material risk for the Company’s security holders that various state and municipal governments, universities and other investors would not invest in the Company’s common stock, or divest themselves of any shares of the Company’s common stock they already own, because of BGS’ limited remaining contracts with Iran.

     If you have further questions, please call me at (212) 335-4517 or Daniel I. Goldberg at (212) 335-4966. In addition, we would request that you provide a facsimile of any additional comments you may have to the attention of Herman Kotze at 011-27-11-880-7080 and me at (212) 884-8517.

Very truly yours,

DLA PIPER LLP (US)

/s/ Marjorie Sybul Adams
Marjorie Sybul Adams

Partner
Admitted to practice in New York

cc:	Dr. Serge C.P. Belamant
Herman Gideon Kotze
Net 1 UEPS Technologies, Inc.

Daniel I. Goldberg, Esq.
DLA Piper LLP (US)